UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2010

Commission File Number: 000-53888

CHINA EVERHEALTH CORPORATION
(Exact name of Company as specified in its charter)

c/o Codan Trust Company (B.V.I.) Ltd.
P.O. Box 3140, Romasco Place, Wickhmans Cay 1
Road Town, Tortola
(Address of principal executive offices)

Indicate by check mark whether the Company files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the Company by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the Company in connection with Rule 12g3-2(b): 82 - ______.

Explanatory Notes

China Everhealth Corporation (the “Company”) is filing this Current Report on Form 6-K in order to prevent a lapse in reporting by providing the financial statements of the Company for the period ended October 31, 2010.

Unaudited interim financial statements of China Everhealth Corporation for the period ended October 31, 2010 are included herewith in Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Unaudited Interim Financial Statements as of October 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on the 23rd of December, 2010 on its behalf by the undersigned hereunto duly authorized.

CHINA EVERHEALTH CORPORATION

By:	/s/ Ye Wang
Ye Wang
Chief Executive Officer; Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Interim Financial Statements as of October 31, 2010.